EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

						Nine Months
						Ended
	Fiscal the Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2006
	(In thousands)
Earnings:
Net loss	$(8,584)	$(8,654)	$(6,044)	$(18,845)	$(66,675)	$(51,366)
Add: Fixed charges	—	—	—	3,587	7,335	774
Earnings as defined	(8,584)	(8,654)	(6,044)	(15,258)	(59,340)	(50,592)
Fixed charges — Interest expense	—	—	—	3,587	7,335	774
Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)             For purposes of computing the ratio of earnings to fixed charges earnings consist of income from continuing operations before income taxes plus fixed charges.  Fixed charges consist of interest expense.  Earnings were insufficient to cover fixed charges by $8.6 million in 2001, $8.7 million in 2002, $6.0 million in 2003, $15.3 million in 2004, $59.3 million in 2005 and $50.6 million in the nine-month period ended September 30, 2006.